UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year Ended December 31, 2001

                                       OR

(  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934



                          Commission File Number 1-123



       A.  Full Title of Plan:
            Brown-Forman Corporation Savings Plan

       B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

                            Brown-Forman Corporation

                                850 Dixie Highway

                           Louisville, Kentucky 40210

                                     INDEX
                                                                    Pages

Report of Independent Accountants                                     2

Financial Statements:

 Statement of Net Assets Available for Benefits,
    December 31, 2001 and 2000                                        3

 Statement of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2001 and 2000                    4

Notes to Financial Statements                                        5-9

Supplemental Schedules:

 Schedule of Assets Held for Investment Purposes at End of Year,
    December 31, 2001                                                10

 Schedule of Reportable Transactions for the Year Ended
    December 31, 2001                                                11

Signatures                                                           12

Consent of Independent Accountants                                   13

                        Report of Independent Accountants


To the Employee Benefits Committee
Brown-Forman Corporation

Brown-Forman Corporation Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
    May 2, 2002

                      Brown-Forman Corporation Savings Plan
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Investments, at fair value:
   Mutual funds                      $128,737,833             --      $128,737,833   $149,382,708             --       $149,382,708
   Investment contract and
    money market portfolios            30,865,187             --        30,865,187     28,434,562             --         28,434,562
   Brown-Forman Corporation
    Class B common stock                4,080,672             --         4,080,672      5,410,034             --          5,410,034
                                      -----------    --------------    -----------    -----------    --------------     -----------
                                      163,683,692             --       163,683,692    183,227,304             --        183,227,304
Employers' contributions receivable     2,433,013             --         2,433,013      1,093,822             --          1,093,822
Employees' contributions receivable       448,836             --           448,836        524,613             --            524,613
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net assets available for benefits    $166,565,541             --      $166,565,541   $184,845,739             --       $184,845,739
                                      ===========    ==============    ===========    ===========    ==============     ===========

                      Brown-Forman Corporation Savings Plan
           Statement of Changes in Net Assets Available for Benefits
                 For the Years Ended December 31, 2001 and 2000

                                                          2001                                            2000
                                      ----------------------------------------------  ---------------------------------------------
                                      Participant    Nonparticipant                   Participant    Nonparticipant
                                       Directed         Directed          Total        Directed         Directed           Total
                                      -----------    --------------    -----------    -----------    --------------     -----------
Additions:
   Contributions:
      Employer                       $  7,659,703             --      $  7,659,703   $  6,265,341             --       $  6,265,341
      Employee                          9,316,206             --         9,316,206      9,252,387             --          9,252,387
                                      -----------    --------------    -----------    -----------     -------------     -----------
                                       16,975,909             --        16,975,909     15,517,728             --         15,517,728

   Interest income                      1,355,255             --         1,355,255      1,576,784             --          1,576,784
   Dividend income                      1,182,908             --         1,182,908      1,196,871             --          1,196,871
   Net transfers from other plans         592,133             --           592,133        471,560             --            471,560
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total additions                  20,106,205             --        20,106,205     18,762,943             --         18,762,943
                                      -----------    --------------    -----------    -----------    --------------     -----------

Deductions:
   Withdrawals by participants         13,140,318             --        13,140,318     12,376,283             --         12,376,283
   Net depreciation in fair value      25,246,085             --        25,246,085     17,430,016             --         17,430,016
                                      -----------    --------------    -----------    -----------    --------------     -----------
      Total deductions                 38,386,403             --        38,386,403     29,806,299             --         29,806,299
                                      -----------    --------------    -----------    -----------    --------------     -----------
Net decrease                          (18,280,198)            --       (18,280,198)   (11,043,356)            --        (11,043,356)

Net assets available for benefits:
   Beginning of year                  184,845,739             --       184,845,739    195,889,095             --        195,889,095
                                      -----------    --------------    -----------    -----------    --------------     -----------

   End of year                       $166,565,541             --      $166,565,541   $184,845,739             --       $184,845,739
                                      ===========    ==============    ===========    ===========    ==============     ===========

                      Brown-Forman Corporation Savings Plan
                         Notes to Financial Statements

 1.    Description of Plan:

       The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, importing, and marketing of wines and distilled spirits and the manufacture and sale of luggage and, through the Lenox, Incorporated division, the manufacture and sale of china, crystal and silver.

       The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

       a. General: The Plan is a defined contribution plan covering substantially all salaried employees of the Company and nonunion salaried and hourly employees of the Company's subsidiaries who have one year of service and are not members of a collective bargaining unit, except for employees of Lenox, Inc. and its division and certain employees of Fetzer, Jekel, and Sonoma-Cutrer Vineyards. The Plan was amended to include non-union hourly employees of Blue Grass Mills, a division of the Company, effective January 1, 2001. An employee becomes eligible to participate in the Plan after the completion of one year of service. Effective January 1, 2002, an employee becomes eligible to participate in the Plan on the employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       b. Contributions: Non-highly compensated employees may contribute to the Plan an amount of not less than 2% nor more than 15% of their annual compensation, not to exceed the Section 402(g) (of the Internal Revenue Code of 1986) limitation in effect for the calendar year, currently $10,500. New employees may transfer assets from their former employers' qualified plans to the Plan, but cannot make any further contributions until they meet the eligibility requirements to participate in the Plan.

          Effective January 1, 2002, non-highly compensated employees may contribute to the Plan between 1% and 50% of their annual compensation, and highly compensated employees may contribute between 1% and 10% of their annual compensation.

          The Company's matching contribution is equal to 100% of the participant's elective deferral for the first 2% of the participant's annual compensation and 75% of the participant's elective deferral for the next 3% of the participant's annual compensation. Effective January 1, 2001, for non-union hourly employees of Blue Grass Mills, the Company's matching contribution is equal to 50% of the participant's elective deferral up to 5% of the participant's annual compensation.

          The Company also makes a non-elective contribution to each participant, excluding non-union hourly employees of Blue Grass Mills, in an amount equal to the greater of 1% of the participant's compensation for the year up to the maximum limit of $1,700 or a minimum of $500. Part time and hourly employees, except for Jack Daniel employees, receive the greater of 1% of compensation or $500 multiplied by the percentage of actual hours of service divided by 1,950.

          Each participant's account is credited with the participant's contribution, the employer nonelective contribution, and an allocation of (i) the Company's matching contribution on a quarterly basis, and
          (ii) plan earnings on a daily basis. Allocations are based on the participants' contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Plan, credited to a participant's account in a plan year may not exceed the lesser of
          (i) $30,000, or (ii) 25% of the participant's compensation in the plan year. Additional maximum limits exist if the employee participates in a qualified defined benefit plan maintained by the Company. Forfeited balances of terminated participants' nonvested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce future company contributions. The forfeited balances totaled $54,147 and $82,872 for 2001 and 2000, respectively.

          Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers ten mutual funds, one investment contract portfolio, and the Brown-Forman Corporation Class B common stock fund as investment options to participants.

       c. Vesting: Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contribution is 25% per year of continuous service with the Company. Participants will become 100% vested in their company contributions account in case of death, normal retirement, or total and permanent disability.

          Hourly participants employed by Blue Grass Mills as of October 1, 2001 and whose employment terminated as a direct result of the closing of Blue Grass Mills are fully vested.

       d. Withdrawals: Upon termination of service, a participant can elect to transfer his vested interest in the Plan to the qualified plan of his new employer, roll over his funds into an Individual Retirement Account, or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. If the vested account balance is less than $5,000, a lump-sum distribution will be made. In the event of death, the participant's beneficiary will receive the vested interest in a lump-sum payment. Upon approval of the Employee Benefits Committee, a participant may also withdraw vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. Effective March 1, 2002, the participants' contribution shall be suspended for six months after the receipt of a hardship distribution.

          The distribution to a terminated participant is based on the market value of his vested interest in the Plan on the valuation date available immediately preceding the date of the benefit payment.

          Effective January 1, 2002, a participant may request permission from the plan administrator to borrow a portion of such participant's vested accrued benefit under the Plan. Loans shall be limited to the lesser of $50,000 or 50% of the vested account balances. Loans must bear a reasonable rate of interest, be collateralized, and be repaid within five years. Participants do not share in the earnings from the Plan's investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the participant's account.

2.    Summary of Significant Accounting Policies:

       a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       b. Valuation of Investments: Investment contract and money market portfolios are valued at cost which approximates fair value. Mutual funds are valued at their net asset value per share as quoted by the National Association of Securities Dealers. The Brown-Forman Corporation Stock Fund is comprised of Brown-Forman Corporation Class B shares, which are valued at the quoted closing market price.

          The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

       c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

 3.    Investments:

       The Plan's investments are held by a custodian trust company. The following table presents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                    December 31
                                           --------------------------------------------------------------
                                                       2001                              2000
                                           ----------------------------      ----------------------------
                                             Number of                         Number of
                                           Shares, Units                     Shares, Units
                                           or Principal                      or Principal
                                              Amount         Fair Value         Amount         Fair Value
                                           -------------     ----------      -------------     ----------

          Janus Worldwide Fund                  346,759     $15,201,930           394,833     $22,450,207
          Fidelity Magellan Fund                497,348      51,833,562           483,812      57,718,823
          Fidelity Equity-Income Fund           575,676      28,046,443           533,243      28,491,152
          Fidelity Growth Company               230,637      12,274,479           231,681      16,548,994
          Fidelity Retirement
           Money Market Portfolio            19,910,309      19,910,309        18,866,837      18,866,837
          Managed Income Portfolio           10,954,877      10,954,877         9,567,725       9,567,725
          Brown-Forman Corporation Class B
           Common Stock Fund                    393,887       4,080,672           491,375       5,410,034
          Other investments                   1,228,485      21,381,420           941,001      24,173,532
                                                            -----------                       -----------
                                                           $163,683,692                      $183,227,304
                                                            ===========                       ===========

       During 2001 and 2000, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value as follows:

                                            2001                2000
                                         ----------          ----------
       Mutual funds                    $(25,044,429)       $(18,597,882)
       Brown-Forman Corporation
        Class B common stock               (201,656)          1,167,866
                                         ----------          ----------
                                       $(25,246,085)       $(17,430,016)
                                         ==========          ==========

4.    Tax Status:

       The Internal Revenue Service has determined, and informed the Company by a letter dated April 12, 1996, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 5.    Plan Termination:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.


 6.    Related Party Transactions:

       Certain administrative costs incurred by the Plan are paid by the Company. Effective January 1, 2002, general administrative expenses of the third party recordkeeper and the administration fee for processing loans will be allocated to the participants' accounts.

                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4i --
         Schedule of Assets Held for Investment Purposes at End of Year
                                December 31, 2001


                                  Description of Investment Including
Identity of Issue, Borrower,       Maturity Date, Rate of Interest,           Current
  Lessor or Similar Party          Collateral, Par or Maturity Value           Value
----------------------------      -----------------------------------       -----------

PBHG Growth Fund                Mutual fund, variable rate and maturity    $  5,079,550
Janus Enterprise Fund           Mutual fund, variable rate and maturity       4,732,329
Janus Worldwide Fund            Mutual fund, variable rate and maturity      15,201,930
PIMCO Total Return Fund         Mutual fund, variable rate and maturity       4,863,624
Fidelity Magellan Fund*         Mutual fund, variable rate and maturity      51,833,562
Fidelity Equity-Income Fund*    Mutual fund, variable rate and maturity      28,046,443
Fidelity Growth Company Fund*   Mutual fund, variable rate and maturity      12,274,479
Fidelity Asset Manager*         Mutual fund, variable rate and maturity       5,039,659
Fidelity Retirement Money       Money market portfolio, variable rate
 Market Portfolio*               and maturity                                19,910,309
Managed Income Portfolio*       Investment contract portfolio, variable
                                 rate and maturity                           10,954,877
Spartan U.S. Equity Index
 Fund*                          Mutual fund, variable rate and maturity       1,666,258
Brown-Forman Corporation*       Class B common stock fund                     4,080,672
                                                                            -----------
                                                                           $163,683,692
                                                                            ===========

*Party-in-interest to the Plan


                      Brown-Forman Corporation Savings Plan
                            Plan #006 EIN #61-0143150
                             Schedule H, Line 4j --
                       Schedule of Reportable Transactions
                      For the Year Ended December 31, 2001

                                                                                  Expense                  Current Value
                                                  Purchase  Selling   Lease    Incurred with   Cost of      of Asset on     Net Gain
Identity of Party Involved  Description of Asset   Price     Price    Rental    Transaction     Asset    Transaction Date    (Loss)
--------------------------  --------------------  --------  -------   ------   -------------   -------   ----------------   --------

No reportable transactions.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown-Forman Corporation Savings Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.


BROWN-FORMAN CORPORATION SAVINGS PLAN

BY:



/s/ Phoebe A. Wood
Phoebe A. Wood
Executive Vice President and
Chief Financial Officer
(On behalf of the Principal and
as Principal Financial Officer)

June 24, 2002

                       Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-74567) of Brown-Forman Corporation of our report dated May 2, 2002 relating to the financial statements and supplemental schedules of the Brown-Forman Corporation Savings Plan as of and for the years ended December 31, 2001 and 2000 which appear in this Form 11-K.






/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Louisville, Kentucky
June 24, 2002
                                       13